Daniel H. April Patrick J. Dolan John M. Hickey Megan H. Koehler	Of Counsel David F. Cunningham C.W.N. Thompson, Jr.

March 8, 2022

Via EDGAR correspondence and E-Mail

Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Mr. Ellington:

I state below the above-referenced registrant’s responses to further comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on February 8, 2022 respecting: (a) the certified annual reports to shareholders for certain of the registrant’s series (the “Funds”) for the year ended September 30, 2021, as filed with the SEC on November 26, 2021 on Form N-CSR; and (b) disclosures contained in the registrant’s currently effective registration statement filed on Form N-1A (the “Registration Statement”).

The supplemental disclosures to be added to the Registration Statement that are described below are expected to be made, in substantially the same form described, in the registrant’s filing pursuant to rule 497(e) under Regulation C of the Securities Act of 1933, which is expected to be filed on or about March 8, 2022 (hereinafter, the “497 Filing”).

Annual Reports to Shareholders

1.                   The staff requested that the risks of large shareholders and/or shareholder concentration to Funds that have significant ownership by a single shareholder be addressed in the Funds’ summary and statutory prospectuses consistent with the guidance provided by the staff in IM Guidance Update No. 2014-08 (June 2014) Guidance Regarding Mutual Fund Enhanced Disclosure and the requirements of Form N-1A, through the filing of a supplement to the Registration Statement.

Response: The registrant will add the following “Redemption Risk” paragraphs, which we believe are sufficient alert investors to the risks of large shareholders and/or shareholder concentration, to the portions of the Funds’ disclosures which respond to Items 4(b) and 9(b) of Form N-1A in the 497 Filing.

460 St. Michael’s Drive Suite 1000 Santa Fe, New Mexico 87505	E-mail: dan_april@catchlaw.com Web address: www.catchlaw.com	Tel.: (505) 988-2900 Extension 103 Fax: (505) 988-2901

March 8, 2022 Page 2

Form N-1A Item 4(b): Principal Investments Risks

Redemption Risk - If a significant percentage of the Fund’s shares is owned or controlled by a single shareholder, the Fund is subject to the risk that a redemption by that shareholder of all or a large portion of its shares may require the Fund to sell securities at less than desired prices, and the Fund’s remaining shareholders may also incur additional transaction costs or adverse tax consequences from such trading activity.

Form N-1A Item 9(b): Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies

Redemption Risk

If a significant percentage of a Fund’s shares is owned or controlled by a single shareholder, the Fund is subject to the risk that a redemption by that shareholder of all or a large portion of its shares may require the Fund to sell securities at less than desired prices, and the Fund’s remaining shareholders may also incur additional transaction costs or adverse tax consequences from such trading activity. Such redemptions could also have a significant negative impact on the Fund’s net asset value and liquidity, and could negatively impact the Fund’s ability to implement its investment strategy.

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April, Dolan, Hickey & Koehler, P.C. Attorneys and Counselors at Law